RANDALL W. HEINRICH, P.C.
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046

Telephone: 713/951-9100                                       Fax: 713/961-3082

                                October 11, 2005

VIA EDGAR

U.S. Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2 File No. 333-120659 (the "Registration Statement")
         Filed by Westside Energy Corporation (the "Company")

Ladies and Gentlement:

         In connection with the transmission of this letter, the Company is filing Post-Effective Amendment No. 1 (the "Amendment") to the Registration Statement. The Registration Statement registered the secondary sale of certain shares of the Company's common stock. The Amendment is being filed to add the Company's most recent audited and interim financial statements and to bring the Registration Statement current. Because sales may not now be made pursuant to the Registration Statement, the Company is eager to complete your requirements with respect to the Amendment as soon as possible.

         Thank you for your attention to the Amendment. Please contact the undersigned with comments or questions. We look forward to hearing from you.

                                           Very truly yours,

                                           /s/Randall W. Heinrich